Filed Pursuant to Rule 424(b)(3)

Registration No. 333-296419

PROSPECTUS SUPPLEMENT

(to Prospectus dated June 23, 2026)

RedCloud Holdings plc

Up to 50,000,000 Ordinary Shares

This Prospectus Supplement is being filed to update and supplement the information contained in the prospectus dated June 23, 2026 (the “Prospectus”) that forms a part of our Registration Statement on Form F-1, as amended (File No. 333-296419) (the “Registration Statement”) with the information contained in the Current Report on Form 6-K filed with the Securities and Exchange Commission on September 30, 2026, which includes RedCloud Holdings plc’s unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2026 and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations. Accordingly, we have attached the Current Report on Form 6-K to this Prospectus Supplement.

The Prospectus and this Prospectus Supplement relate to the offer and sale, from time to time, by the selling shareholders identified in the Prospectus of up to 50,000,000 ordinary shares, par value £0.002 per share, of RedCloud Holdings plc, consisting of: (a) up to 25,000,000 ordinary shares that we may issue pursuant to that certain ordinary share purchase agreement, by and between the Company and Tumim Stone Capital LLC, dated February 26, 2026 and (b) up to 25,000,000 ordinary shares that we may issue pursuant to that certain ordinary share purchase agreement, by and between the Company and Amiens Technology Investments LLC, dated February 26, 2026.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our ordinary shares are currently listed on The Nasdaq Capital Market under the symbol “RCT”. On September 30, 2026, the last reported sale price of our ordinary shares was $0.194 per share.

Investing in our ordinary shares involves a high degree of risk. Before making any investment decision, you should carefully review and consider all the information in this Prospectus Supplement and the Prospectus, including the risks and uncertainties described under “Risk Factors” beginning on page 9 of the Prospectus and those risk factors in the documents incorporated by reference for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 1, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

124 City Road,

London, EC1V 2NX, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On September 30, 2026, RedCloud Holdings plc (the “Company” or “RedCloud”) issued a press release announcing certain financial and other results for the six months ended June 30, 2026. The Unaudited Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026, along with a copy of the press release are furnished as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K and are incorporated by reference herein.

Incorporation by reference

The information contained in this Report on Form 6-K, other than Exhibit 99.3, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-296836). Exhibit 99.3 shall not be incorporated by reference into any registration statement or other filing under the Securities Act of 1933, as amended, unless expressly incorporated by reference therein.

Exhibit Index

Exhibit	Description of Exhibit
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2026
99.2	RedCloud’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026
99.3	Press release issued by RedCloud, dated September 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: September 30, 2026

Exhibit 99.1

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as at June 30, 2026 and December 31, 2025	2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2026 and 2025	3
Unaudited Condensed Consolidated Statements of Stockholders’ Deficit for the Six Months Ended June 30, 2026 and 2025	4
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2026 and 2025	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6-20

1

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(USD, except share data)

	Notes	June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents		$766,859	$478,983
Accounts receivable, net	3	289,941	2,771,443
Income taxes receivable		747,939	257,304
Prepayments	4	1,483,413	1,660,662
Other current assets	4	876,750	176,044
Total current assets		4,164,902	5,344,436

Non-current assets:
Property, plant and equipment, net	5	302,498	444,967
Intangible assets, net	6	6,927,948	6,730,155
Other non-current assets	7	263,228	134,475
Total non-current assets		7,493,674	7,309,597
Total Assets		$11,658,576	$12,654,033

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:

Shareholder loans payable	8	$12,355,559	$8,123,835
Accounts payable		6,915,560	2,364,291
Accrued expenses	9	5,781,513	2,232,670
Short-term borrowings		3,769,754	3,765,234
Convertible notes, net of discount	8	2,243,863	-
Vouchers payable		452,568	2,897,175
Other current liabilities	10	758,281	233,441
Total current Liabilities		32,277,098	19,616,646
Total non-current liabilities		-	-
Total Liabilities		32,277,098	19,616,646

Commitments and Contingencies	16

Stockholders’ deficit:
Common stock	12	165,397	137,820
Additional paid-in capital	12	188,507,393	183,489,676
Accumulated deficit		(213,159,831)	(194,657,170)
Accumulated other comprehensive income		3,868,519	4,067,061
Total stockholders’ deficit		(20,618,522)	(6,962,613)
Total liabilities and stockholders’ deficit		$11,658,576	$12,654,033

The accompanying notes form an integral part of these condensed consolidated financial statements.

2

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(USD, except share data)

		For the Six Months Ended June 30,
	Notes	2026	2025
Revenue		$24,015,365	$17,973,748
Operating expenses:
General and administrative		1,516,967	1,350,742
Salaries, benefits and contractor costs		10,444,538	12,820,835
Marketing and commissions		23,653,247	18,471,073
Travel		180,755	546,081
Professional fees		1,101,915	1,158,597
Product and technology development		2,943,474	2,277,688
Depreciation and amortization		1,239,340	1,345,798
Total operating expenses		41,080,236	37,970,814

Operating loss		(17,064,871)	(19,997,066)

Other expense / (income):
Interest expense		810,987	1,176,502
(Gain) on Debt Extinguishment		-	(3,838,715)
Stock-based Compensation	13	-	7,824,176
Foreign currency (gain) / loss		(498,207)	1,642,828
Other non-operating expense / (income), net	14	1,125,010	(256,899)
Net loss before income taxes		(18,502,661)	(26,544,958)
Income tax benefit		-	-
Net loss		$(18,502,661)	$(26,544,958)
Currency translation adjustment net of tax		(198,542)	(4,047,936)
Comprehensive loss		$(18,701,203)	$(30,592,894)

Per Share Data:	15
Loss per Share, basic and diluted		$(0.33)	$(0.74)
Weighted-average common shares outstanding, basic and diluted		55,394,193	35,745,864

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(USD, except share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
Balances, January 1, 2025	25,000,044	65,280	74,374,429	(148,420,321)	5,210,594	(68,770,018)
Common stock issued upon IPO	4,444,445	11,580	20,290,650	–	–	20,302,230
Conversion of shareholder loan into common shares	14,782,149	38,776	66,977,524	–	–	67,016,300
Preference shares	1	63,905	–	–	–	63,905
Stock-based compensation	–	–	9,055,564	–	–	9,055,564
Extinguishment of debt	–	–	341,850	–	–	341,850
IPO and share issuance costs	–	–	(5,421,312)	–	–	(5,421,312)
Net loss	–	–	–	(26,544,958)	–	(26,544,958)
Foreign currency translation adjustment	–	–	–	–	(4,047,936)	(4,047,936)
Balances, June 30, 2025	44,226,639	$179,541	$165,618,706	(174,965,279)	1,162,658	(8,004,374)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
Balances, January 1, 2026	55,318,354	$137,820	$183,489,676	$(194,657,170)	$4,067,061	$(6,962,613)
Shares issued under ELOC, net of issuance costs (Note 12)	8,111,514	14,472	2,216,147	–	–	2,230,619
Shares issued upon conversion of Senior Convertible Notes (Note 8)	3,371,499	8,857	1,903,734	–	–	1,912,591
Shares issued upon exercise of PIPE warrants (Note 12)	1,579,250	4,248	897,836	–	–	902,084
Net loss	–	–	–	(18,502,661)	–	(18,502,661)
Foreign currency translation adjustment	–	–	–	–	(198,542)	(198,542)
Balances, June 30, 2026	68,380,617	$165,397	$188,507,393	$(213,159,831)	$3,868,519	$(20,618,522)

The unaudited accompanying notes are an integral part of these condensed consolidated financial statements.

4

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(USD)

	For the Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(18,502,661)	$(26,544,958)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,239,340	1,345,798
Stock-based compensation	–	7,824,176
Bad debt expense	3,972	82,291
Loss from change in fair value of convertible shareholder loan	–	232,041
Loss on change in fair value of derivative liabilities	1,476,411	–
Non-cash loss on debt extinguishment	–	(3,838,715)
Accrued interest expense	504,620	2,560,810
Unrealized foreign exchange gains	(201,119)	(1,531,894)
Changes in operating assets and liabilities:
Accounts receivable and other receivables	2,477,530	2,957,000
Prepayments and other current assets	(523,457)	1,788,011
Accounts payable and vouchers payable	1,927,912	(2,897,350)
Accrued expenses	3,548,844	1,659,719
Value-added tax payable	16,937	209,122
Income taxes receivable	(490,635)	284,519
Other current liabilities	315,067	(47,481)
Net cash used in operating activities	$(8,207,239)	$(15,916,911)

Cash flows from investing activities:
Purchases of property and equipment	$(5,449)	$(127,237)
Purchases of intangible assets	(1,289,217)	(2,105,528)
Net cash used in investing activities	$(1,294,666)	$(2,232,765)

Cash flows from financing activities:
Proceeds from issuance of common stock	$2,280,619	$83,534,362
Proceeds from exercise of warrants	902,084	-
Repayment of convertible loans	–	(22,792,165)
Proceeds from shareholder loan	3,746,436	(40,007,763)
Net proceeds from issuance of Senior Convertible Notes	3,950,000	-
Repayment of Senior Convertible Notes	(1,066,192)	-
Net cash provided by financing activities	$9,812,947	$20,734,434

Effect of exchange rate changes on cash and cash equivalents	$(23,166)	$(2,516,041)
Change in cash, cash equivalents and restricted cash during the period	287,876	68,717
Cash, cash equivalents and restricted cash, beginning of period	478,983	832,671
Cash, cash equivalents and restricted cash, end of period	$766,859	$901,388

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

REDCLOUD HOLDINGS PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in USD, except share and per share data)

Note 1 - Nature of business

RedCloud Holdings PLC (“RedCloud Holdings”), together with its wholly-owned subsidiaries (collectively, the “Company” or “RedCloud Group”), operates a business-to-business intelligence infrastructure for global trade, RedAI. The Company’s infrastructure facilitates digital trade in Nigeria, South Africa, Brazil and Argentina, with supporting operations and cost centers located in the United Kingdom and Portugal.

The Company provides services through the RedAI infrastructure, enabling commerce between registered users. Buyers, typically small-to-medium merchants, can purchase fast-moving consumer goods (“FMCG”) from sellers, including brands and distributors, connected through the Red101 trading network. RedAI incorporates CORE, the Company’s trade-execution engine, and RAID, its prediction engine, which support the analysis and execution of FMCG trade. The Company also provides data analytics and market insights.

The Company generates revenue primarily through subscription and transaction-based fees associated with activity across the RedAI infrastructure.

Note 2 - Basis of presentation

These unaudited condensed consolidated financial statements (“financial statements”) have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The financial statements are presented in United States dollars (“$” or “USD”) unless otherwise indicated. Amounts as of December 31, 2025 included in the unaudited condensed consolidated financial statements have been derived from audited consolidated financial statements as of that date. The accompanying financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2025 originally filed with the Securities and Exchange Commission on May 15, 2026.

In the opinion of management, the accompanying financial statements reflect all adjustments, consisting only of normal recurring items and changes in US GAAP, necessary for their fair presentation in conformity with US GAAP for complete financial statements. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

Our significant accounting policies have not changed since December 31, 2025.

Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, accounting for allowance for credit losses, stock-based compensation, convertible shareholder loans, at fair value, and capitalized development costs. Actual results could differ from those estimates.

Basis of consolidation

These consolidated financial statements include the accounts of RedCloud Holdings and its subsidiaries. All intercompany balances and transactions were eliminated in consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and can affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are included in the consolidated financial results of the Company from the date of acquisition up to the date of disposition or loss of control.

There were no material changes to the Group’s basis of consolidation during the six months ended June 30, 2026.

Recent accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income – Expense Disaggregation Disclosures. The amendments in this update require public business entities to provide more detailed disclosures about the nature of certain income statement expenses, enhancing the transparency and usefulness of financial reporting. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The standard may be applied either prospectively or retrospectively to all prior periods presented. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In September 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). The amendments in this update modernize the accounting for internal-use software costs to better reflect current software development practices, including iterative and agile development methodologies. The guidance removes the requirement to apply a project-stage model in determining when to capitalize software development costs and instead requires capitalization to begin when management has authorized and committed to funding the project and it is probable that the software will be completed and used for its intended purpose (the “probable-to-complete” threshold). The amendments do not change the types of costs that may be capitalized, and costs such as training, maintenance and data conversion will continue to be expensed as incurred. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim periods within those fiscal years. Early adoption is permitted. The standard may be applied prospectively, retrospectively or using a modified transition approach. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

6

Going concern

The unaudited condensed consolidated financial statements for the six months ended June 30, 2026 have been prepared on a going concern basis.

The Company had a stockholders’ deficit of approximately $20.6 million at June 30, 2026, and has recorded net losses and net cash used in operating activities since incorporation.

While revenue increased by $6.0 million to $24.0 million in the six months ended June 30, 2026 compared to the same period in 2025 and both net loss and operating cash outflows reduced compared with the corresponding prior-year period, the Company has not yet achieved profitability, continues to operate with extremely limited liquidity and relies on the ongoing financial support of its significant shareholders. During the six months ended June 30, 2026, the Company used $8.2 million of cash in operating activities and $1.3 million in investing activities, which were funded principally through borrowings.

As of June 30, 2026, we had cash and cash equivalents of $0.8 million while our trade and other payables amounted to $19.9 million; in addition, we also owed $12.4 million to our shareholders under short-term loans advanced to the Company. The Company’s cash position may not be sufficient to support the Company’s daily operations until it achieves profitability. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

On July 21, 2026, the Company entered into an At-The-Market financing agreement in the amount of $6.7 million with H.C. Wainwright & Co., LLC (the “ATM”), of which $6.6 million remains available to provide liquidity to fund the Company’s operations as of the date of release of these unaudited condensed consolidated financial statements (see Note 16).

The Company also has access to up to $30.0 million of total liquidity through an Equity Line of Credit Agreement with Tumim Stone Capital LLC and Amiens Technology Investments LLC (the “ELOC”), of which approximately $27.0 million remains available to provide liquidity to fund the Company’s operations as of the date of release of these unaudited condensed consolidated financial statements (see Note 8).

The timing and amount of funding available under the ATM and the ELOC depend on market conditions, the Company’s share price, applicable contractual conditions and the Company’s ability and decision to access those facilities. Accordingly, there can be no assurance that the full amounts available under these facilities will be raised or will be available when required.

We intend to seek further extensions to our obligations by assent of our suppliers and to raise up to $20.0 million of additional funds by way of private or public offerings of debt or equity securities. As part of that initiative, since June 30, 2026, we have entered into private placement transactions with existing shareholders, generating proceeds of approximately $2.0 million, and received additional loans from shareholders in the amount of $1.3 million. We are also implementing steps to reduce our operating cost base, including through headcount reductions in our country operations and savings in corporate overheads.

We believe that all such funds, taken together, will be sufficient to provide the Company with the liquidity required to allow the Company to continue operating as a going concern.

Management’s plans to alleviate the conditions that raise substantial doubt regarding the Company’s ability to continue as a going concern cannot be guaranteed or are not entirely within the Company’s control and therefore cannot be considered probable. While we believe in the viability of our strategy to increase the efficiency of our operations and raise additional funds, if these actions are not successful or we are unable to obtain further extensions of our obligations to our suppliers, we will not have sufficient liquidity to continue to fund our operations beyond October 2026.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 - Accounts receivable, net

Accounts receivable comprised the following at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Accounts receivable	$591,334	$3,020,898
Other receivables	-	36,244
Total	591,334	3,057,142
Allowance for doubtful accounts	(301,393)	(285,699)
	$289,941	$2,771,443

7

Note 4 - Prepayments and other current assets

Prepayments

Prepayments primarily comprise amounts paid in advance for software and technology subscriptions, insurance, professional and compliance services, and other annual or multi-period service arrangements.

Other current assets

Other current assets comprised the following at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Sales tax receivable	$790,491	$86,756
Deposits	86,259	89,288
	$876,750	$176,044

Note 5 – Property, plant and equipment, net

Property and equipment comprised the following at June 30, 2026 and December 31, 2025:

	Computer Equipment	Office Equipment	Total
Cost
At December 31, 2025	$1,056,476	$7,199	$1,063,675
Additions	7,242	2	7,244
Effect of movements in exchange rates	(4,354)	(5)	(4,359)
At June 30, 2026	$1,059,364	$7,196	$1,066,560

Accumulated depreciation
At December 31, 2025	$614,793	$3,915	$618,708
Depreciation for the period	147,284	634	147,918
Effect of movements in exchange rates	(2,561)	(3)	(2,564)
At June 30, 2026	$759,516	$4,546	$764,062

Net Book Value
At December 31, 2025	$441,683	$3,284	$444,967
At June 30, 2026	$299,848	$2,650	$302,498

8

Property, plant and equipment is depreciated on a straight-line basis over an estimated useful life of three years.

Depreciation expense for the six months ended June 30, 2026 was $147,918 (2025 - $295,586) and was recorded within “Depreciation and amortization” in the Consolidated Statement of Operations.

As of June 30, 2026 and December 31, 2025, the Company’s property, plant and equipment was not subject to any significant restrictions on title or pledged as security for liabilities. The Company had no significant commitments for future purchases of property and equipment as at June 30, 2026.

Note 6 - Intangible assets, net

Intangible assets comprised the following at June 30, 2026 and December 31, 2025:

Capitalized Software Development
Cost
At December 31, 2025	$13,556,077
Additions	1,391,596
Effect of movements in exchange rates	(218,671)
At June 30, 2026	$14,729,002

Accumulated amortization
At December 31, 2025	$6,825,922
Amortization for the period	1,091,422
Effect of movements in exchange rates	(116,290)
At June 30, 2026	$7,801,054

Net Book Value
At December 31, 2025	$6,730,155
At June 30, 2026	$6,927,948

The Company’s intangible assets consist of capitalized software development costs for its hosted ecommerce platform with related ongoing functionality and enhancements. The gross cost of the intangible assets is amortized over their estimated useful lives of five years, as the Company does not expect the assets to have significant residual value.

Amortization expense for the six months ended June 30, 2026 was $1,091,422 (2025 - $1,050,212) and was recorded within the “Depreciation and amortization” caption in the Consolidated Statement of Operations.

9

Note 7 - Other non-current assets

Other non-current assets comprise an equity-method investment in the Company’s Turkish joint venture and a related loan receivable.

	June 30, 2026	December 31, 2025
Investment in Turkish joint venture	$134,475	$134,475
Loan receivable from Turkish joint venture	128,753	-
	$263,228	$134,475

Note 8 – Borrowings

Borrowings comprised the following at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Shareholder loans	$12,355,559	$8,123,835
Short-term borrowings	3,769,754	3,765,234
Senior Convertible Notes, net of discount	2,243,863	-
	$18,369,176	$11,889,069

The Senior Convertible Notes, net of discount, are presented within “Convertible notes” on the Consolidated Balance Sheet. The related derivative liabilities are presented separately within “Other current liabilities”. The debt hosts and related derivative liabilities are recognised and measured separately under US GAAP.

Debt Maturities

The following table presents the carrying amounts of the Company’s outstanding borrowings by contractual maturity year as of June 30, 2026:

	June 30, 2026
	Shareholder loans payable	Short-term borrowings	Senior Convertible Notes, net of discount
2026	$-	$-	$1,682,897
2027	12,355,559	3,769,754	560,966
	$12,355,559	$3,769,754	$2,243,863

Shareholder Loans

During the six months ended June 30, 2026, the Company received an additional $3,746,436 of loans from certain shareholders to fund working capital requirements. The loans are unsecured, denominated in pounds sterling and U.S. dollars, and bear interest at 10% per annum.

The carrying amount of shareholder loans increased by a further $485,288 due to the inclusion of accrued interest and foreign exchange movements during the period.

Short-term borrowings

The Company has an overdraft facility with Lienhardt & Partner Privatbank Zürich AG. The facility has a limit of approximately $3.8 million and was fully drawn as at June 30, 2026. Interest is calculated daily on the outstanding amount drawn under the facility at a rate of 4.45% per annum. The overdraft has no fixed term and is guaranteed by certain of the Company’s shareholders.

10

Senior Convertible Notes

February 2026 Notes

On February 27, 2026, the Company entered into two substantially similar Senior Convertible Note financing arrangements with 3i, LP and Alto Opportunity Master Fund SPC (each, an “Investor”). Each Investor acquired a Senior Convertible Note with an original face amount of $2,173,913 for cash proceeds of $2.0 million, resulting in aggregate cash proceeds of $4.0 million. The difference between the face amount and cash proceeds represents an 8% original issue discount. The Senior Convertible Notes bear interest at 7% per annum, mature on February 27, 2027, and contain monthly instalment, conversion, redemption, make-whole, default, anti-dilution and other settlement provisions.

The Senior Convertible Notes were issued in connection with broader financing arrangements that also included equity lines of credit (“ELOCs”). Certain settlements under the Senior Convertible Notes may be funded from subsequent financing proceeds, including proceeds generated under those ELOCs. The ELOCs and the Senior Convertible Notes are accounted for as separate financing instruments.

Accounting for Embedded Derivative Features

The Company evaluated the contractual terms of the Senior Convertible Notes under ASC 815. The Notes contain multiple embedded features, including ordinary conversion rights, variable-price conversion provisions following certain events of default, redemption premiums, make-whole settlement features, anti-dilution adjustments and other settlement provisions.

Management determined that these embedded features are economically interdependent and should be accounted for collectively as a compound embedded derivative. Management further determined that the compound embedded derivative does not qualify for the own-equity scope exception under ASC 815-40.

Accordingly, the Senior Convertible Notes are accounted for as debt hosts with bifurcated derivative liabilities. The debt hosts are subsequently measured at amortized cost using the effective-interest method. The related derivative liabilities are separately measured at fair value through earnings under ASC 815.

June 2026 Amendments

On June 16, 2026, the Company entered into amendments and waivers relating to both Senior Convertible Notes. Among other changes, the amendments reduced the conversion price from $1.30 to $0.57, revised the contractual principal balances and waived specified registration-related defaults and associated claims. The net effect of the amendments was to increase the outstanding principal balances by $1,833,328.

Management evaluated the amendments under ASC 470-50 and determined that the revised terms were substantively different from the original arrangements. Accordingly, the amendments were accounted for as extinguishments of the existing instruments and recognition of the amended instruments.

Immediately before the amendments, the Company remeasured the embedded derivative liabilities to fair value in accordance with ASC 815. The Company then derecognized the carrying amounts of the original debt hosts and related derivative liabilities and recognized the amended debt hosts and related derivative liabilities based on the amended contractual terms. The difference between the carrying amounts derecognized and the amounts recognized for the amended instruments was recorded as a loss on debt extinguishment within “Other non-operating (income)/expense, net” in the Consolidated Statement of Operations.

11

Convertible notes, net of discount

The following table presents the movement in the carrying amount of the Senior Convertible Notes during the six months ended June 30, 2026:

Six months ended June 30, 2026
Balance at January 1, 2026	$-
Contractual face value of notes issued	4,347,826
Original issue discount	(347,826)
Amount allocated to separately recognized embedded derivative liabilities	(1,420,000)
Initial debt issuance costs	(50,000)
Interest and discount accretion	124,828
Net effect of derecognizing the original debt hosts and recognizing the replacement debt hosts	2,361,303
Repayments and settlement-related adjustments	(1,300,319)
Conversions into ordinary shares	(1,471,949)
Balance at June 30, 2026	$2,243,863

Derivative Liabilities

The derivative liabilities associated with the Senior Convertible Notes are measured at fair value through earnings. The derivative liabilities are classified as Level 3 fair value measurements because significant inputs used in the valuation are unobservable. Significant valuation inputs include the Company’s share price, expected volatility, expected life, expected principal exposure, risk-free interest rate and assumptions regarding the likelihood and economics of conversion, redemption, default and other settlement outcomes.

Changes in the fair value of the derivative liabilities are recognized within “Other non-operating (income)/expense, net” in the Consolidated Statement of Operations.

For the six months ended June 30, 2026
Balance at January 1, 2026	$-
Recognition of derivative liability	1,420,000
Derecognition on conversions and repayments	(487,175)
Changes in fair value	(739,987)
Balance at June 30, 2026	$192,838

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Convertible Shareholder Loans at Fair Value

The Convertible Shareholder Loans outstanding at January 1, 2025 were converted into ordinary shares in connection with the Company’s initial public offering during the six months ended June 30, 2025.

Six months ended June 30, 2025
Balance at January 1, 2025	$22,560,124
Change in fair value	232,041
Conversion into ordinary shares	(23,183,562)
Foreign currency movements	391,397
Balance at June 30, 2025	$-

Note 9 - Accrued expenses

Accrued expenses comprised the following at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Accrued salaries, wages and contractor costs	$1,142,348	$143,520
Employment taxes payable	2,562,579	497,130
Other accrued payables	2,076,586	1,592,020
	$5,781,513	$2,232,670

Note 10 – Other current liabilities

Other current liabilities comprised the following at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Withholding tax payable	$315,066	$-
Value-added tax payable	250,377	233,441
Derivative liabilities	192,838	-
	$758,281	$233,441

Note 11 - Reportable segments

The Company’s operating segments reflect the components for which discrete financial information is available and whose operating results are regularly reviewed by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker (“CODM”), for purposes of assessing performance and allocating resources.

The CODM reviews consolidated financial information to evaluate the Company’s overall financial performance. The CODM also receives and reviews monthly disaggregated financial and operating information for the Company’s geographic operations and its United Kingdom operations. The information regularly reviewed by the CODM includes revenue, operating expenses, operating profit or loss, actual-to-forecast variances, total transaction value, take rate, marketing efficiency, customer activity and headcount.

Revenue and operating profit or loss are the principal financial measures used by the CODM to assess segment performance and allocate resources. The CODM uses revenue to evaluate the scale and growth of each operating segment and uses operating profit or loss to evaluate segment profitability and the efficiency of resources deployed. Operating profit or loss is the measure of segment profit or loss reported in accordance with ASC 280. The CODM uses these measures, together with the other financial and operating information described above, to compare performance among the Company’s markets, evaluate transaction and customer trends, assess marketing efficiency and staffing requirements, evaluate technology and platform investment, and determine whether resources should be maintained, reduced or increased within individual operating segments.

For the six months ended June 30, 2026 and 2025, the Company’s reportable segments were Nigeria, South Africa, the United Kingdom and Other. Other comprises the Company’s operating segments in Argentina, Brazil and Portugal, none of which individually met the quantitative thresholds for separate reporting for the periods presented.

Nigeria exceeded the applicable quantitative thresholds for separate reporting during the periods presented. South Africa continues to be presented separately as a reportable segment because its financial and operating information is separately reviewed by the CODM and separate presentation is consistent with the Company’s segment reporting structure. The Company’s remaining geographic operating segments are included within Other.

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The Nigeria, South Africa, Argentina, Brazil and Portugal operating segments consist principally of the Company’s intelligent trade infrastructure and associated products in their respective markets. These operations facilitate business-to-business transactions and provide related data, analytics and technology-enabled services to brands, distributors, wholesalers and retailers.

The United Kingdom operating segment undertakes the Company’s centralized software-development, platform, technology, corporate and Group-support activities and incurs central operating costs that are not directly attributable to the Company’s revenue-generating country operations. The United Kingdom operating segment also holds substantially all of the Group’s computer equipment, capitalized software and other intangible assets.

Discrete financial information for the United Kingdom operating segment is available and regularly reviewed by the CODM, including operating costs, technology expenditure, computer equipment and intangible-asset investment. The CODM uses this information to assess the performance and resource requirements of the United Kingdom operating segment and to make decisions regarding software development, technology investment, corporate expenditure, headcount and the allocation of resources supporting the Company’s global operations.

The accounting policies used to measure segment revenue, expenses, operating profit or loss and the specified asset information regularly provided to the CODM are consistent with the accounting policies used to prepare the consolidated financial statements. Costs are attributed to the operating segment in which they are incurred. Centralized software-development, platform, technology, corporate and Group-support costs that are not directly attributable to the revenue-generating country operations are reported in the United Kingdom operating segment. Intercompany balances and transactions are eliminated in consolidation.

The significant expense categories presented in the tables below are the significant expense categories regularly provided to the CODM and included in the reported measure of segment operating profit or loss. Management considered both quantitative and qualitative factors in determining the significant expense categories disclosed.

Other segment items represent the difference between segment revenue less the significant expense categories separately disclosed and segment operating profit or loss. There were no material other segment items for the six months ended June 30, 2026 and 2025 because the significant expense categories presented in the tables below comprise substantially all expenses included in segment operating profit or loss.

The Company develops and manages its global intelligent trade and ecommerce platform principally in the United Kingdom, with its revenue-generating operations primarily located in its international markets. The Company’s geographic operating segments are also consistent with management’s assessment of the regulatory, economic and currency risks associated with the respective businesses.

The following table presents segment revenue, significant segment expenses, operating profit or loss and other financial information for the six months ended June 30, 2026:

Six months ended June 30, 2026	Nigeria	South Africa	United Kingdom	Other	Total
Revenue	$23,685,961	$302,858	$-	$26,546	$24,015,365

Operating expenses:
General and administrative	15,259	14,699	1,387,822	99,187	1,516,967
Salaries, benefits, contractor costs	864,508	498,168	8,206,360	875,502	10,444,538
Marketing and commissions	23,222,253	324,528	96,776	9,690	23,653,247
Travel	56,054	-	124,671	30	180,755
Professional fees	112,015	10,301	843,082	136,517	1,101,915
Product and technology development	-	5,672	2,928,457	9,345	2,943,474
Depreciation and amortization	-	-	1,239,340	-	1,239,340
Total operating expenses	$24,270,089	$853,368	$14,826,508	$1,130,271	$41,080,236
Net loss from operations	(584,128)	(550,510)	(14,826,508)	(1,103,725)	(17,064,871)

Other expense:
Interest expense	189,722	240,668	378,078	2,519	810,987
Foreign currency loss	(421,973)	80,811	50,100	(207,145)	(498,207)
Other non-operating (income) / expense, net	-	-	1,125,010	-	1,125,010
Net loss before income taxes	$(351,877)	$(871,989)	$(16,379,696)	$(899,099)	$(18,502,661)

Income tax benefit	$-	$-	$-	$-	$-
Net loss	$(351,877)	$(871,989)	$(16,379,696))	$(899,099)	$(18,502,661)

Other comprises the Company’s operating segments in Argentina, Brazil and Portugal. None of these operating segments individually met the quantitative thresholds for separate reporting for the six months ended June 30, 2026.

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The following table presents segment revenue, significant segment expenses, operating profit or loss and other financial information for the six months ended June 30, 2025:

Six months ended June 30, 2025	Nigeria	South Africa	United Kingdom	Other	Total
Revenue	$15,457,807	$2,394,017	$514	$121,410	$17,973,748

Operating expenses:
General and administrative	145,310	$233,333	$772,750	$199,349	$1,350,742
Salaries, benefits, contractor costs	600,668	$1,112,039	$9,379,853	$1,728,275	$12,820,835
Marketing and commissions	15,475,641	$2,602,230	$268,555	$124,647	$18,471,073
Travel	105,939	$547	$439,595	$-	$546,081
Professional fees	1,042	$-	$1,139,895	$17,660	$1,158,597
Product and technology development	-	$4,456	$2,240,959	$32,273	$2,277,688
Depreciation and amortization	-	$-	$1,345,798	$-	$1,345,798
Total operating expenses	16,328,600	$3,952,605	$15,587,405	$2,102,204	$37,970,814
Net loss from operations	(870,793)	(1,552,588)	(15,586,891)	(1,980,794)	(19,997,066)

Other expense:
Interest expense	-	6,267	$1,130,382	$39,853	$1,176,502
Loss from change in fair-value of convertible Shareholder loans	-	-	$(3,838,715)	$-	$(3,838,715)
Stock based Compensation	-	-	$7,824,176	$-	$7,824,176
Foreign currency loss	(11)	(62)	$1,644,959	$(2,058)	$1,642,828
Other non-operating (income) / expense, net	-	-	$(256,899)	$-	$(256,899)
Net loss before income taxes	$(870,782)	$(1,564,793)	$(22,090,794)	$(2,018,589)	$(26,544,958)

Income tax benefit	$-	$-	$-	$-	$-
Net loss	$(870,782)	$(1,564,793)	$(22,090,794)	$(2,018,589)	$(26,544,958)

Other comprises the Company’s operating segments in Argentina, Brazil and Portugal. None of these operating segments individually met the quantitative thresholds for separate reporting for the six months ended June 30, 2025.

Measurement of Segment Profit or Loss

Revenue and operating profit or loss are the principal financial measures used by the CODM to assess segment performance and allocate resources. Revenue is used to evaluate segment scale and growth, while operating profit or loss is used to evaluate segment profitability and the efficiency of resources deployed. Operating profit or loss is the measure of segment profit or loss that is most consistent with the measurement principles applied in the Company’s consolidated financial statements.

The segment tables also present certain financial information below operating profit or loss. Such information is provided as supplemental information and does not represent either a principal financial measure used by the CODM to assess segment performance or the reported measure of segment profit or loss.

The totals of the reportable-segment and Other revenue, significant expense categories and operating profit or loss amounts presented in the tables agree to the corresponding consolidated amounts for each period presented. Accordingly, no material reconciling items are required.

Intersegment revenue was not material for the six months ended June 30, 2026 and 2025. Intercompany balances and transactions are eliminated in consolidation. There were no material changes in the basis used to measure segment operating profit or loss during the periods presented and there were no material asymmetrical allocations to the reportable segments.

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Segment and Geographic Asset Information

The CODM receives information regarding computer equipment, capitalized software and other intangible assets from the Company’s IT and Technology teams when assessing technology investment and allocating resources. Substantially all of the Company’s computer equipment, capitalized software and other intangible assets are held within the United Kingdom operating segment.

The asset information presented below is derived from the Company’s accounting records by geographic location. The CODM does not regularly receive all categories of total assets by reportable segment; however, the geographic asset information is presented to provide the applicable entity-wide geographic information.

The following table presents the geographic concentration of the Company’s assets as of June 30, 2026 and December 31, 2025. Substantially all of the Company’s assets were located in the United Kingdom as of June 30, 2026, principally reflecting the location of the Company’s cash and cash equivalents, capitalized software and other intangible assets.:

	June 30, 2026	December 31, 2025
United Kingdom
Cash and cash equivalents	$735,909	$361,678
Accounts receivables and other receivables, net	198,749	201,714
Income taxes receivable	747,939	257,040
Prepayments	1,454,732	1,637,203
Other current assets	725,640	83,377
Property, plant and equipment, net	302,498	444,967
Intangible assets, net	6,927,948	6,730,155
Other Non-Current Assets	263,228	134,475
	$11,356,643	$9,850,609
Nigeria
Cash and cash equivalents	$17,211	$60,264
Accounts receivables and other receivables, net	61,043	2,539,143
Prepayments	16,844	12,181
Other current assets	28,932	9
	$124,030	$2,611,597
South Africa
Cash and cash equivalents	$184	$15,401
Accounts receivables and other receivables, net	6,325	11,500
Prepayments	5,076	6,035
Other current assets	-	868
	$11,585	$33,804
Other
Cash and cash equivalents	$13,555	$41,640
Accounts receivables and other receivables, net	23,824	19,086
Income taxes receivable	-	264
Prepayments	6,761	5,243
Other current assets	122,178	91,790
	$166,318	$158,023
Total Assets	$11,658,576	$12,654,033

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Products and Services

The Company operates an integrated intelligent trade infrastructure and associated products that facilitate business-to-business transactions and provide data, analytics and related technology services. For the six months ended June 30, 2026 and 2025, the Company’s revenue was principally generated from transaction-based fees and related services associated with the use of the Company’s platform.

Note 12 - Common stock

As at June 30, 2026, the Company’s share capital comprised 68,380,617 ordinary shares of £0.002 each.

Movements during the six months ended June 30, 2026 were as follows:

	Number	Share Capital	Additional Paid-In Capital
Balance at January 1, 2026	55,318,354	$137,820	$183,489,676
Shares issued under ELOCs	8,111,514	14,472	2,216,147
Shares issued upon conversion of Senior Convertible Notes	3,371,499	8,857	1,903,734
Shares issued upon exercise of warrants	1,579,250	4,248	897,836
Balance at June 30, 2026	68,380,617	$165,397	$188,507,393

Each ordinary share is entitled to one vote on all matters submitted to a vote of shareholders. Decisions of shareholders are determined by a simple majority of the votes cast unless a higher approval threshold is required under the Companies Act 2006.

Warrants

In July 2025, the Company issued warrants in connection with a private placement of its ordinary shares. The warrants had an exercise price of $1.50 per ordinary share upon issuance and a contractual term of five years. During the six months ended June 30, 2026, 1,579,250 warrants were exercised, resulting in proceeds to the Company of approximately $0.9 million.

Number of Warrants
Outstanding at January 1, 2026	10,614,142
Exercised	(1,579,250)
Outstanding at June 30, 2026	9,034,892

The exercise price of a warrant is subject to adjustment in accordance with the terms of the applicable agreements, including following certain equity financing transactions. The exercise price was $0.57 as at June 30, 2026.

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Note 13 - Stock-based compensation

The Company recognized no stock-based compensation expense during the six months ended June 30, 2026, compared with $7.8 million during the six months ended June 30, 2025, during which time the Company underwent its initial public offering.

There were no changes to the Company’s stock-based payment arrangements during the six months ended June 30, 2026 from those described in the Company’s Annual Report for the year ended December 31, 2025.

During the six months ended June 30, 2026, no options were granted, exercised, forfeited, cancelled or expired.

The following table summarizes the Company’s options outstanding as of June 30, 2026:

Exercise Price	Options Outstanding	Aggregate Intrinsic Value	Weighted-average remaining contractual life
$0.002	1,602,083	$461,400	6.8 years
$2.00	717,875	-	8.2 years
$9.00	352,125	-	8.4 years
Total	2,672,083	$461,400	7.4 years

The weighted-average remaining contractual lives were determined based on the contractual expiry dates of the underlying option awards. The relevant awards expire between December 2031 and November 2034.

The aggregate intrinsic value (the difference between the share price on June 30, 2026, and the exercise prices multiplied by the number of in-the-money options) represents the total intrinsic value that would have been received by the option holders had they exercised all in-the-money options as at June 30, 2026. This amount changes based on the fair value of our ordinary shares.

Note 14 - Other non-operating expense / (income), net

Other non-operating expense / (income), net comprised the following for the six months ended June 30, 2026 and 2025:

	Six months ended June 30, 2026	Six months ended June 30, 2025
R&D tax credits	$(496,306)	$(488,940)
Loss from changes in fair value of convertible shareholder loans (Note 8)	-	232,041
Loss on extinguishment of Senior Convertible Notes (Note 8)	2,361,303	-
Gain on change in fair value of derivative liabilities (Note 8)	(739,987)	-
	$1,125,010	$(256,899)

R&D tax credits represent amounts reimbursed by the UK tax authorities in respect of certain expenditure relating to research and development.

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Note 15 - Net loss per share

Basic net loss per share is computed by dividing net loss attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing net loss attributable to shareholders by the weighted average number of ordinary shares outstanding during the period, adjusted for the effects of potentially dilutive shares.

The dilutive effect of outstanding stock options and warrants is determined using the treasury stock method, while the dilutive effect of convertible securities is determined using the if-converted method, as applicable. Potential ordinary shares are excluded from the computation of diluted net loss per share when their inclusion would be anti-dilutive.

For the six months ended June 30, 2026 and 2025, the Company reported net losses. Accordingly, the effects of outstanding stock options, warrants and convertible instruments were anti-dilutive and were excluded from the calculation of diluted net loss per share. As a result, basic and diluted net loss per share were the same for both periods presented.

The following potential ordinary shares were excluded from the calculation of diluted net loss per share because their inclusion would have been anti-dilutive:

	June 30, 2026	June 30, 2025
Share options	2,672,083	2,771,458
Warrants	9,034,892	222,222
Senior Convertible Notes	5,912,425	-
Total potential ordinary shares excluded	17,619,400	2,993,680

	June 30, 2026	June 30, 2025
Numerator:
Net loss - basic and diluted	$(18,502,661)	$(26,544,958)

Denominator:
Weighted average shares outstanding - basic and diluted	55,394,193	35,745,864

Net loss per share - basic and diluted	$(0.33)	$(0.74)

Note 16 - Commitments and contingencies

The Company is subject to legal proceedings, claims and disputes arising in the ordinary course of business. The Company evaluates these matters in accordance with ASC 450, Contingencies, and records a provision when it determines that a loss is probable and the amount can be reasonably estimated. For matters where a loss is reasonably possible but the recognition criteria for an additional provision are not met, the Company discloses the nature of the contingency and, were reasonably estimable, the potential exposure. The amounts ultimately incurred in resolving these matters may differ from the amounts accrued or disclosed as reasonably possible exposure.

United Kingdom

As of June 30, 2026, the Company continued to be involved in employment-related legal matters in the United Kingdom. The Company has not recorded any additional provision in respect of these matters during the six months ended June 30, 2026. Based on information currently available, management estimates the broader reasonably possible exposure relating to the United Kingdom matters to be approximately $390,000. This amount represents an estimate of reasonably possible exposure and does not represent an additional amount accrued in the consolidated financial statements. The updated assessment comprises approximately $227,500 and $162,500 relating to two employment matters.

Brazil

As of June 30, 2026, the Company continued to be involved in employment-related legal proceedings in Brazil involving former employees. The Company has not recorded any additional provision in respect of these matters during the six months ended June 30, 2026. Based on information currently available, management estimates the broader reasonably possible exposure relating to the Brazilian matters to be approximately $264,000. This amount represents an estimate of reasonably possible exposure and does not represent an additional amount accrued in the consolidated financial statements.

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Argentina

As of June 30, 2026, the Company continued to be involved in employment-related and other legal matters in Argentina. The Company has not recorded any additional provision in respect of these matters during the six months ended June 30, 2026. Based on information currently available, management estimates the broader reasonably possible exposure relating to the Argentine matters to be approximately $60,000. This amount represents an estimate of reasonably possible exposure and does not represent an additional amount accrued in the consolidated financial statements.

Except as described above, the Company is not involved in any other material legal proceedings, and management does not believe that the outcome of any other known matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 17 - Subsequent Events

The Company evaluated subsequent events occurring after June 30, 2026 through the date these financial statements were authorized for issuance. The following material subsequent events were identified. Except as otherwise described below, these events did not provide additional evidence regarding conditions that existed as of June 30, 2026 and, accordingly, no adjustments have been made to the financial statements.

At-the-Market Offering Program

On July 21, 2026, the Company entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which the Company may offer and sell ordinary shares from time to time through or to Wainwright, acting as sales agent or principal. The shares may be offered under the Company’s shelf registration statement on Form F-3, which was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on June 16, 2026 and declared effective on June 24, 2026.

Under the related prospectus supplement, ordinary shares having an aggregate market value of up to $6.7 million were eligible for sale under the ATM program. The Company determines the timing and amount of any sales, including the number of shares to be issued, trading-day volume limitations and any minimum price below which shares may not be sold. Wainwright is entitled to a sales commission equal to 3.0% of the gross sales price of ordinary shares sold under the program. The Company has no obligation to sell any minimum number or amount of ordinary shares under the agreement.

Subsequent to June 30, 2026, through September 29, 2026, the Company sold 735,988 ordinary shares under the ATM program for aggregate proceeds of approximately $0.2 million, after commissions and other offering-related fees.

Private Placements with Existing Shareholders

August 27, 2026 Transactions

On August 27, 2026, the Company sold 7,200,000 unregistered ordinary shares at a purchase price of $0.25 per share, resulting in aggregate gross proceeds of approximately $1.8 million.

The private placement comprised 4.7 million ordinary shares purchased by Christina Byland, the Company’s largest shareholder, and 2.5 million ordinary shares purchased by Nikolaus Senn, a shareholder and member of the Company’s Board of Directors.

September 22, 2026 Transaction

On September 22, 2026, the Company sold 74,000 unregistered ordinary shares to Justin Floyd, the Company’s Chief Executive Officer and a member of its Board of Directors at a purchase price of $2.50 per share. The purchase price of $185,000 was offset against certain of the Company’s financial obligations to Mr. Floyd.

The ordinary shares issued in the private placements were not registered under the Securities Act of 1933 and were offered pursuant to an applicable exemption from registration.

Loans from Existing Shareholders

On September 29, 2026, the Company entered into unsecured loan agreements with Christina Byland and Nikolaus Senn in the amount of approximately $1.3 million.

Entry into a Joint Venture in Saudi Arabia and Bahrain

On September 27, 2026, the Company entered into a shareholders’ agreement (the “JV Agreement”) and a twenty-year platform license and infrastructure usage agreement (the “Licensing Agreement”) with MJM AlKhaleej L.L.C., a company incorporated under the laws of the Kingdom of Saudi Arabia (“MJM”) for the purpose of establishing a joint venture that will operate the Company’s RedAI intelligent trade infrastructure (“RedAI”), in Saudi Arabia and Bahrain. Prior to execution of the JV Agreement, the Company’s previous joint venture with Kayanet Arabia Holding Company was terminated by mutual agreement.

The JV Agreement provides for a 51%/49% ownership structure between the Company and MJM, respectively.

Pursuant to the terms of the Licensing Agreement, the Company shall provide dedicated AI infrastructure and make RedAI available to the venture for aggregate charges subject to a contractual ceiling of 10% of eligible collected revenue per customer order, together with approval, eligibility and final payment conditions. The Licensing Agreement shall have an initial term of twenty years. Revenues generated in excess of the Any distribution of net profit from the venture will be distributed to the shareholders pursuant to the JV Agreement and applicable law.

Evaluation of Subsequent Events

Except for the matters described above, management did not identify additional subsequent events requiring recognition or disclosure in the consolidated financial statements through the date the financial statements were authorized for issuance.

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Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company’s results of operations and financial condition.

This discussion and analysis should be read together with the unaudited condensed consolidated interim financial statements and related notes that are included elsewhere in this 6-K.

In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D - Risk Factors” included in our Annual Report on Form 20-F, filed with the SEC on May 15, 2026, as amended on July 21, 2026 and July 31, 2026, which is available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investors section of our website at: https://investors.redcloudtechnology.com/filings.

A discussion regarding our financial condition and results of operation for the six months ended June 30, 2026, compared to the six months ended June 30, 2025, is presented below. A discussion regarding our financial condition and results of operations for fiscal year ended December 31, 2025, compared to the fiscal year ended December 31, 2024, unless otherwise noted, can be found in our Annual Report on Form 20-F, filed with the SEC on May 15, 2026, as amended on July 21, 2026 and July 31, 2026.

Certain figures, such as interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in the audited consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Cautionary Note Regarding Forward-Looking Statements

This discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company’s business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of our Annual Report on Form 20-F (File No. 001-42557), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements. Except as required by applicable law, RedCloud assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. RedCloud does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by RedCloud or any other person that the events or circumstances described in any such statements are material.

Overview

We have developed and operate the RedAI infrastructure and associated products, which provides FMCG manufacturers, distributors and retailers with a faster, more intuitive way to trade effectively with each other to ensure the right products reach shelves, in appropriate quantities and at the right time. We operate our platform in what we consider the high growth consumer markets of Nigeria, South Africa, Argentina and Brazil, as well as through joint ventures in Türkiye, India, and Saudi Arabia.

Through the facilitation of trade in these markets, we collect, cleanse and aggregate transactional and behavioral data at scale. Cumulative trades across RedAI exceeded $8.4 billion between January 2023 and June 2026, creating a proprietary data foundation that delivers market-level insights beyond what individual company datasets or publicly available data can provide. We believe this asset—built through every order placed, every product listed and every buying decision made across our network—represents a structural and growing competitive advantage that becomes more powerful as transaction volumes increase.

It is this data foundation that now underpins our AI-focused product strategy. We have directed increasing research and development (“R&D”) and product investment toward user applications and agentic AI, monetising the dataset through AI-powered recommendations and predictions that support FMCG and supply chain professionals in planning, operations and sales. This includes the development of specialist AI agents—covering optimum inventory levels, economic order quantities (“EOQ”) and product mix presented to downstream customers. We believe this positions RedAI to move beyond the facilitation of trade and towards becoming the decision intelligence layer across global FMCG supply chains, where more trade is then executed on our networks or networks operated by our joint venture partners.

The RedAI infrastructure now also incorporates RAID (Realtime AI for Distribution), the Company’s prediction engine, and CORE (Compound Operating Runtime Engine), the Company’s trade-execution engine, which together support the analysis and execution of FMCG trade.

We generate revenue primarily through transaction-based commissions paid by brands and distributors and calculated as a percentage of the value of goods sold across RedAI’s trading networks (“TTV”). These commissions are different for brands and distributors in different jurisdictions and can range from 1% to 5% of the TTV. Retailers purchasing goods through the RedAI platform do not pay us any fees on transactions. As we expand into more territories, we intend to deploy elements of the RedAI infrastructure and AI-enabled trade and distribution technologies through local operating and infrastructure partners rather than operating these trading platforms ourselves, including through additional joint ventures. The Company believes this strategy may support a more capital-efficient expansion model while enabling localized deployment, integration and commercialization of its enterprise trade technology infrastructure.

Key Operating Metrics

The following operating metrics are derived from our internal systems and are not measures presented in accordance with U.S. GAAP. These metrics may not be comparable with similarly titled measures used by other companies and should be considered together with our financial results, cash flows and liquidity.

	Six Months Ended June 30,
Metric	2026	2025	% Change
Total transaction value	$1.56 billion	$1.20 billion	29.7%
Active distributors	1,089	1,021	6.7%
Active retailers	62,096	68,539	(9.4)%
Completed orders	320,712	340,131	(5.7)%
Average transaction value	$4,849	$3,526	37.5%
Distinct SKUs traded	22,889	30,418	(24.8)%
Distinct products traded	6,728	12,488	(46.1)%

We define TTV as the total value of goods sold in completed transactions conducted through our infrastructure. We define average transaction value as TTV divided by the number of completed orders during the applicable period.

Results of Operations

The following table summarizes our results of operations for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
(in USD)	2026	2025	$ Change	% Change
Revenue	$24,015,365	$17,973,748	$6,041,617	33.6%
Total operating expenses	41,080,236	37,970,814	3,109,422	8.2%
Operating loss	(17,064,871)	(19,997,066)	$(2,932,195)	(14.7)%
Net loss	$(18,502,661)	$(26,544,958)	$(8,042,297)	(30.3)%

Revenue

Revenue increased for the six months ended June 30, 2026 compared to the same period in 2025, primarily due to an increase of 29.7% in TTV conducted through our infrastructure. Revenue represented approximately 1.5% of TTV for both the six months ended June 30, 2026 and 2025.

Operating Expenses

The increase in operating expenses primarily reflected a $5.2 million increase in marketing and commissions and a $0.7 million increase in product and technology development expenses. These increases were partially offset by a $2.4 million decrease in salaries, benefits and contractor costs, and a $0.4 million decrease in travel expenses.

Marketing and commissions increased to $23.7 million for the six months ended June 30, 2026 from $18.5 million in the same period in 2025, reflecting increased promotional and commission-based expenditure associated with transaction activity and data acquisition. Marketing and commissions represented approximately 98.5% of revenue, compared with approximately 102.8% in the prior-year period. These costs remained significant relative to revenue and continued to contribute materially to our operating loss and liquidity requirements.

Salaries, benefits and contractor costs decreased to $10.4 million for the six months ended June 30, 2026 from $12.8 million in the same period in 2025, primarily reflecting restructuring and cost-management measures implemented during 2025.

Product and technology development expenses increased to $2.9 million for the six months ended June 30, 2026 from $2.3 million in the same period in 2025, reflecting continued investment in software, hosting and technology resources supporting the RedAI infrastructure and associated products.

Operating expenses represented approximately 171% of revenue for the six months ended June 30, 2026, compared with approximately 211% in the prior-year period.

Operating loss

As a result of the foregoing, operating loss decreased by $2.9 million, or approximately 14.7%, from the six months ended June 30, 2025.

Other Expense and Income

Interest expense decreased to $0.8 million for the six months ended June 30, 2026 from $1.2 million for the corresponding period in 2025, primarily reflecting lower interest expense on shareholder loans due to lower average outstanding balances during the period, partially offset by interest and make-whole amounts associated with the Senior Convertible Notes issued in February 2026.

During the six months ended June 30, 2026, we recognized a $0.7 million gain from the change in fair value of derivative liabilities associated with the Senior Convertible Notes issued in February 2026. The derivative liabilities are remeasured at fair value through earnings, and the resulting non-cash movements may fluctuate significantly between periods. We also recognized a $2.4 million loss on extinguishment of the Senior Convertible Notes.

During the corresponding period in 2025, we recognized a $3.8 million gain on debt extinguishment, a $0.2 million loss from changes in the fair value of convertible shareholder loans and $7.8 million of stock-based compensation expense. No corresponding amounts were recognized during the first half of 2026.

We recognized a foreign-currency gain of $0.5 million during the six months ended June 30, 2026, compared with a foreign-currency loss of $1.6 million in the prior-year period. Foreign-currency results may fluctuate based on movements in exchange rates and the amount and composition of our foreign-currency-denominated monetary assets and liabilities.

As a result of the foregoing, net loss decreased by $8.0 million, or approximately 30%, to $18.5 million for the six months ended June 30, 2026 from $26.5 million in the same period in 2025.

Cash Flows

The following table summarizes our cash flows for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
(in USD)	2026	2025
Net cash used in operating activities	$(8,207,239)	$(15,916,911)
Net cash used in investing activities	(1,294,666))	(2,232,765)
Net cash provided by financing activities	9,812,947	20,734,434
Effect of exchange-rate changes on cash	(23,166)	(2,516,041)
Increase in cash and cash equivalents	$287,876	$68,717

Operating Activities

Net cash used in operating activities decreased, reflecting the lower net loss, non-cash adjustments and favorable working-capital movements, including the collection of receivables and increases in accounts payable and accrued expenses.

Investing Activities

Net cash used in investing activities decreased, reflecting lower expenditure on intangible assets. Investing cash outflows during the first half of 2026 principally comprised $1.3 million for intangible assets, compared to $2.1 million of expenditure on intangible assets during the corresponding period in 2025.

Financing Activities

Financing inflows during the first half of 2026 comprised $2.3 million of proceeds from common-stock issuances, $0.9 million from the exercise of warrants, $3.7 million of shareholder-loan proceeds and $2.9 million of net proceeds from the issuance of Senior Convertible Notes. By comparison, financing inflows during the first half of 2025 principally comprised approximately $11.4 million of net proceeds from the initial public offering and $9.3 million of proceeds from shareholder loans.

Contractual Obligations and Commitments

The following table sets forth a summary of our undiscounted contractual obligations and other commitments as of June 30, 2026.

(in USD)	Less than one year	One to five years	More than five years	Total
Shareholder loans	$13,238,759	$-	$-	$13,238,759
Short-term borrowings	3,997,727	-	-	3,997,727
Senior Convertible Notes	3,307,758	-	-	3,307,758
Total	$20,544,244	$-	$-	$20,544,244

The shareholder loans are unsecured, denominated in pounds sterling and U.S. dollars, and bear interest at 10% per annum. During the six months ended June 30, 2026, we received additional shareholder loans of $3.7 million to fund working-capital requirements.

Our short-term borrowings comprise an overdraft facility with a limit of approximately $3.8 million, which was fully drawn at June 30, 2026. Interest is calculated daily at a rate of 4.45% per annum. The facility has no fixed term and is guaranteed by certain shareholders.

The Senior Convertible Notes bear interest at 7% per annum and mature on February 27, 2027, unless earlier converted, redeemed, repaid or otherwise settled. The notes contain monthly installment, conversion, redemption, make-whole and other settlement provisions.

Capital Expenditures

Our capital expenditure principally comprises the capitalization of qualifying technology and product-development costs rather than investment in property, plant and equipment or other capital-intensive physical infrastructure. Investing cash outflows for intangible assets were approximately $1.3 million during the six months ended June 30, 2026, compared with approximately $2.1 million during the corresponding period in 2025.

We expect to continue investing selectively in technology and product development where management believes such expenditure will support the operation, commercialization and scalability of our platform and infrastructure. The amount and timing of future expenditure will depend on our product-development priorities, commercialization plans and available liquidity. We may defer or reduce planned expenditure if sufficient funding is not available.

Liquidity and Capital Resources

Our primary liquidity requirements are to develop our products, to service our debt and to fund other general corporate purposes. Our ability to generate cash from our operations depends on our future operating performance, which is dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as other factors including those discussed in this section and the section titled “Item 3D. Key information - Risk Factors” in our annual report on Form 20-F (File No. 001-42557). We expect to seek to fund our operations and working-capital requirements through a combination of securities issuances, additional borrowings, improvements in operating cash flows and extensions of payment terms. Our existing resources are not sufficient to fund our expected operations for the 12 months following June 30, 2026, and there can be no assurance that sufficient additional funding will be available when required or on acceptable terms.

Additional issuances of equity or convertible debt securities will result in dilution to our current shareholders. Further, such securities might have rights, preferences or privileges senior to our Ordinary Shares. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict our business operations.

During the six months ended June 30, 2026, we received $3.7 million of additional unsecured loans from existing shareholders to fund working-capital requirements. These loans generally bear interest at 10% per annum and are scheduled to mature in 2027 based on the repayment provisions applicable at June 30, 2026.

On February 27, 2026, we issued two Senior Convertible Notes with aggregate original principal of approximately $4.35 million for aggregate cash proceeds of $4.0 million. The notes bear interest at 7.0% per annum and mature on February 27, 2027, unless earlier converted, redeemed, repaid or otherwise settled. On June 16, 2026, the notes were amended, including a reduction in the conversion price from $1.30 to $0.57 per ordinary share. Subsequent to June 30, 2026, following sales of ordinary shares under our at-the-market offering program, the conversion price was further reduced to $0.20 per ordinary share pursuant to the applicable adjustment provisions of the notes.

Following contractual payments and certain conversions at the election of the holders, as of June 30, 2026, the Senior Convertible Notes had an aggregate carrying amount, net of discount, of $2.2 million, and the associated derivative liability was $0.2 million. The timing and amount of settlement may differ from the carrying amount as a result of conversion, redemption, make-whole, default, anti-dilution and other contractual provisions.

Going Concern

We have incurred recurring losses and negative operating cash flows and had limited available cash and a significant working-capital deficit as of June 30, 2026. These conditions raise substantial doubt about our ability to continue as a going concern.

We intend to seek further extensions to our obligations by assent of our suppliers and to raise up to $20.0 million of additional funds by way of private or public offerings of debt or equity securities.

As part of that initiative, on July 21, 2026, we entered into an at-the-market offering agreement with H.C. Wainwright & Co., LLC under which ordinary shares having an aggregate offering price of up to approximately $6.7 million were eligible for sale. Through September 29, 2026, we sold 735,988 ordinary shares under the program for net proceeds of approximately $0.2 million. In addition, since June 30, 2026, we have entered into private placement transactions with existing shareholders, generating proceeds of approximately $2.0 million. We also received approximately $1.3 million in unsecured loans from existing shareholders.

We are also implementing steps to reduce our operating cost base, including through headcount reductions in our country operations and savings in corporate overheads.

The timing and amount of capital available under existing facilities or through future financings depend on market conditions, our share price, applicable contractual conditions and our ability and decision to access those sources. There can be no assurance that sufficient additional capital will be available when required or on acceptable terms.

Management’s plans are not entirely within our control and cannot be considered probable. If these plans are unsuccessful, or if we are unable to obtain extensions of obligations from suppliers, we will not have sufficient liquidity to continue funding our operations beyond October 2026.

Trend Information

Our results, cash flows and liquidity are expected to be affected principally by the pace of commercialization of our platform, changes in revenue mix, the efficiency of marketing and commission expenditure, continued technology investment and our ability to obtain additional financing.

We intend to increase the proportion of revenue generated from higher-margin licensing fees. The timing and extent of this shift will depend on customer adoption, the conversion of our commercial pipeline and the timing of new contracts and deployments. There can be no assurance that licensing revenue will increase or that changes in revenue mix will improve margins or operating cash flows.

We expect to continue reviewing our operating costs, marketing and commission expenditure and working-capital cycles. We may reduce, defer or redirect expenditure to preserve liquidity, although such actions could affect customer acquisition, transaction volumes and revenue growth.

Our capital expenditure principally comprises capitalized technology and product-development costs. We expect to continue investing selectively in these areas, subject to our development priorities and available liquidity. We may defer or reduce planned investment if sufficient funding is not available.

We expect to require additional financing to meet our obligations and continue funding operations. Our ability to obtain financing will depend on market conditions, our share price, investor demand and applicable contractual conditions. Additional financing may result in substantial dilution, may be subject to restrictive terms or may not be available in the amounts or at the times required. If we cannot obtain sufficient funding or successfully implement our cost-reduction and working-capital initiatives, we may need to further reduce or defer operating and development expenditure.

Exhibit 99.3

RedCloud Reports Financial Results for the Six Months Ended June 30, 2026 and Provides Operational Update

- Revenue increased 34% to $24.0 million -

- Operating loss decreased 15% to ($17.1) million -

- Net loss decreased 30% to ($18.5) million -

- Total trading volume increased 30% to $1.56 billion -

LONDON, September 30, 2026 (GLOBE NEWSWIRE) — RedCloud Holdings plc (Nasdaq: RCT) (“RedCloud” or the “Company”), the company building intelligent infrastructure for global trade, today reported results for the six months ended June 30, 2026 and provided an update on its operations.

Business Developments

●	RedCloud’s wholly-owned subsidiary, RedCloud Technologies Limited (“RedCloud UK”), together with the Company in its capacity as parent guarantor, entered into a shareholders’ agreement and a twenty-year platform license and infrastructure usage agreement for the purpose of establishing a joint venture that will deploy and operate the RedAI trade infrastructure in Saudi Arabia and Bahrain. RedCloud UK will retain a 51% interest in the joint venture and charge it up to 10% of collected net revenue.
●	In India, RedCloud signed a joint venture agreement and twenty-year licensing agreement for up to $120 million with Dheer and Klakshya and signed two Memoranda of Understanding to deploy RAID (Real-time AI for Distribution) and CORE across 11 apparel brands, more than 25,000 SKUs and more than 1,250 buyer points.
●	RedCloud signed a three-year agreement in Argentina, forecasting $20 million of revenue over the period and $1.2 billion of FMCG trade through RedAI.
●	RedAI CORE (Compounding Operating and Runtime Engine), RedCloud’s trade execution engine, made its commercial debut, launched alongside the RedAI Sales application with 30 selected distributor customers.

Financial Results for the Six Months Ended June 30, 2026

●	Revenue increased 34% in the first half of 2026, primarily reflecting an increase of 30% in total trading volume conducted through the Company’s infrastructure.
●	Operating loss decreased, reflecting higher revenue, which more than offset an increase of 8% in operating expenses driven primarily by higher spending on promotional and commission-based expenditure associated with transaction activity and data acquisition.
●	Net loss decreased 30%, primarily reflecting the improvement in operating loss as well as lower stock-based compensation expense.

Financing Updates

●	Net cash provided by financing activities was $9.8 million during the first half of 2026.
●	Subsequent to June 30, 2026, the Company has raised approximately $2.1 million from private placements with existing shareholders as well as at-the-market sales of shares.
●	The principal amount outstanding under certain senior convertible notes issued in February 2026 is currently $1.8 million following contractual repayments and certain conversions at the election of the holders.

Justin Floyd, Founder and Chief Executive Officer of RedCloud, said: “The global FMCG trade pays $2 trillion a year for bad prediction. AI models are trained on public data from the internet. The data that predicts trade has never been on it. More than $8.4 billion of FMCG transactions have passed through RedCloud’s infrastructure since 2023: data that cannot be scraped, synthesized or recreated. This is the foundation of RAID, our prediction model. Our expected joint ventures are RedCloud’s first trade infrastructure deployment with local data and infrastructure controls. We plan to improve our capital structure and sources of liquidity to grow our business and add scale across more countries. Trade has never had a shared intelligence. RedCloud is building it.”

About RedCloud

RedCloud Holdings plc (Nasdaq: RCT) builds AI infrastructure for the prediction of FMCG trade. More than $8.4 billion of FMCG transactions have passed through its infrastructure between early 2023 and June 2026, across more than 100,000 customers and 6,700 brands. RedCloud uses this proprietary transaction data to develop RAID (Real-time AI for Distribution), its prediction model for distribution, and deploys its infrastructure and associated products (“RedAI”) either directly or through joint ventures with partners who fund and operate local markets.

RedCloud is a British company registered in London. Justin Floyd is its Founder and Chief Executive Officer. For more information, please visit www.redcloudtechnology.com and connect on LinkedIn.

Forward-Looking Statements

The information in this press release may include forward-looking statements within the meaning of the federal securities laws. These statements include, without limitation, statements regarding the expected incorporation of joint ventures, improvements to the Company’s capital structure and sources of liquidity, the anticipated rollout of RedAI and related products in the markets in which it operates, the training of prediction models from local trading data, and execution of recommendations. Words such as “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “seek,” “forecast,” “target,” “predict,” “may,” “should,” “would,” “could,” and “will,” the negative of these terms and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including, but not limited to, all supply chains running on predictive AI, the Company’s ability to build a transformational infrastructure for global trade and whether such infrastructure will successfully provide value to all supply chains, the ability to successfully implement RedAI into existing enterprise systems, the ability to provide predictive intelligence to successfully anticipate trends in the markets in which it operates and the ability to scale the framework and generate revenues. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in RedCloud’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, as well as the Company’s periodic reports and other filings with the Securities and Exchange Commission. RedCloud undertakes no obligation to update or revise these forward-looking statements except as required by law.

Contacts

Investor Relations

investor.relations@redcloudtechnology.com

Media Relations

media@redcloudtechnology.com

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
(USD, except share data)	2026	2025
Revenue	$24,015,365	$17,973,748
Operating expenses:
General and administrative	1,516,967	1,350,742
Salaries, benefits and contractor costs	10,444,538	12,820,835
Marketing and commissions	23,653,247	18,471,073
Other operating expenses	5,465,484	5,328,164
Total operating expenses	41,080,236	37,970,814
Operating loss	(17,064,871)	(19,997,066)
Interest expense	810,987	1,176,502
Other non-operating expenses	626,803	5,371,390
Net loss before income taxes	(18,502,661)	(26,544,958)
Income tax benefit	-	-
Net loss	$(18,502,661)	$(26,544,958)
Loss per Share, basic and diluted	$(0.33)	$(0.74)

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(USD)	June 30, 2026	December 31, 2025
ASSETS
Cash and cash equivalents	$766,859	$478,983
Other current assets	3,398,043	4,865,453
Total current assets	4,164,902	5,344,436
Intangible assets, net	6,927,948	6,730,155
Other non-current assets	565,726	579,442
Total Assets	$11,658,576	$12,654,033
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Accounts payable and accrued expenses	$12,697,073	$4,596,961
Shareholder loans payable	12,355,559	8,123,835
Short-term borrowings	3,769,754	3,765,234
Convertible notes, net of discount	2,243,863	-
Other current liabilities	1,210,849	3,130,616
Total current Liabilities	32,277,098	19,616,646
Total non-current liabilities	-	-
Total Liabilities	32,277,098	19,616,646
Total stockholders’ deficit	(20,618,522)	(6,962,613)
Total liabilities and stockholders’ deficit	$11,658,576	$12,654,033

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
(USD)	2026	2025
Net cash used in operating activities	$(8,207,239)	$(15,916,911)
Net cash used in investing activities	(1,294,666)	(2,232,765)
Net cash provided by financing activities	9,812,947	20,734,434
Effect of exchange rate changes on cash and cash equivalents	(23,166)	(2,516,041)
Change in cash, cash equivalents and restricted cash during the period	$287,876	$68,717

Please refer to our Form 6-K with financial results for the six months ended June 30, 2026 for financial statements and related notes and disclosures.